UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Global Engine Group Holding Limited
(Exact name of registrant as specified in its charter)

Room C, 19/F, World Tech Centre,

95 How Ming Street, Kwun Tong,
Kowloon, Hong Kong
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

Entry into Certain Proxy Agreement

On March 13, 2025, Mr. Andrew, LEE Yat Lung, the Chief Executive Officer, Chairman, and director of Global Engine Group Holding Limited, a British Virgin Islands company (the “Company”), and sole director and shareholder of Valuable Fortune Limited, a Company shareholder, entered into a proxy agreement by and among Mr. Lee, Rosy Depot Limited, Best Digital Developments Limited, and Cosmic Solution Group Limited, three shareholders of the Company who collectively hold 19.2% of ordinary shares of the Company (together the “Shareholders”).

In connection with the proxy agreement, each of the three Shareholders entered into a power of attorney with Mr. Lee to appoint Mr. Lee to act as the trustee of the Shareholders to exercise all of the voting rights the Shareholders enjoy as shareholders of the Company, as consistent with applicable laws and the Company’s memorandum and articles of association. For a period of 24 months commencing on the execution of the power of attorney, the power of attorney shall not be revocable. After 24 months from the date of execution of the power of attorney, the power of attorney may be revocable by either Mr. Lee or a Shareholder after providing the other party with a 60-day advance notice.

Exhibits

Exhibit No.	Description
99.1	Voting Rights proxy Agreement, by and among Andrew, LEE Yat Lung, Rosy Depot Limited, Best Digital Developments Limited, and Cosmic Solution Group Limited, dated March 13, 2025.
99.2	Power of Attorney, by and between Andrew, LEE Yat Lung and Rosy Depot Limited, dated March 13, 2025.
99.3	Power of Attorney, by and between Andrew, LEE Yat Lung and Best Digital Developments Limited, dated March 13, 2025.
99.4	Power of Attorney, by and between Andrew, LEE Yat Lung and Cosmic Solution Group Limited, dated March 13, 2025.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Engine Group Holding Limited

Date: March 18, 2025	By:	/s/ Andrew, LEE Yat Lung
Andrew, LEE Yat Lung Chief Executive Officer

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